August 1, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Forester Funds Inc
         File Nos. 333-81907 and 811-9391


Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, the above-named Registrant requests that the registration statement filed on Form N-1A on July 30, 2001 (Accession Number 0001088323-01-500007)
Be withdrawn.

This document was inadvertently filed on Form N-1A instead of under Rule 495 (b). If you have any further questions, please feel free to contact us at 847.573.8399.

Sincerely,


/s/ Thomas H. Forester

President